KULR Technology Group, Inc.

555 Forge River Road, Suite 100

Webster, Texas 77598

(408) 663-5247

December 20, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	KULR Technology Group, Inc.
Registration Statement on Form S-3, as amended
File No. 333-280694

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on December 20, 2024, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Tuesday, December 24, 2024, at 4:30 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended (“Securities Act”). We are no longer requesting that such a Registration Statement be declared effective at such time and we hereby formally withdraw our request for acceleration of the effective date for December 24, 2024, and hereby submit this amended request.

Pursuant to Rule 461 promulgated under the Securities Act, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 5:00 p.m., Eastern Time on Thursday, December 26, 2024, or as soon thereafter as practicable.

Please contact Jay K. Yamamoto, Esq. of Sichenzia Ross Ference Carmel LLP at (646) 810-0604, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

KULR TECHNOLOGY GROUP, INC.

By:	/s/ Michael Mo
Michael Mo
Chief Executive Officer